Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF NOVEMBER 3, 2008

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. on November 3, 2008, at 2:30 p.m., met at the company’s head office, with the legal quorum being present and under the chairmanship of Dr. Carlos da Camara Pestana, for the purpose of being notified of the activities of Capital and Risks Management, Accounting Policies, Disclosure and Trading and Audit Committees, as well as examining the financial statements for the period from January to September 2008.

 Opening the meeting’s agenda, the Vice Chairman, Roberto Egydio Setubal and the Directors Henri Penchas, Alfredo Egydio Setubal and Gustavo Jorge Laboissiere Loyola reported to their co-directors on the work done and the principal events marking their activities during the period with respect to the Capital and Risks Management, Accounting Policies, Disclosure and Trading and Audit committees, respectively.

Subsequently, the Vice-Chairman Roberto Egydio Setubal spoke at length with respect to the financial statements for the period ending September 30, 2008, receiving unqualified opinions from both the Fiscal Council and the Independent Auditors.

After analysis of the said documentation, the Directors unanimously approved the aforementioned financial statements, authorizing their disclosure via release through the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), the Brazilian Stock Exchange (BOVESPA – Bolsa de Valores de São Paulo), the SEC (the United States Securities and Exchange Commission), the NYSE – (the New York Stock Exchange) and the Argentine Stock Exchange (BCBA – Bolsa de Comercio de Buenos Aires).

There being no further issue and as no one present desired to make any further statement, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, November 3, 2008. (signed) Carlos da Camara Pestana - Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Fernão Carlos Botelho Bracher, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Persio Arida, Ricardo Villela Marino, Roberto Teixeira da Costa and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer